NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification because Taseko Mines Limited (the “Company”) has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Thursday, June 8, 2017 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General Meeting, form of Proxy and information circular (the “Information Circular”) (collectively, the “Proxy Materials”), shareholders are receiving this notice with information on how they may access such Proxy Materials electronically. Together with this notification, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. This alternative means of delivery is an environmentally responsible and cost-effective way to deliver Proxy Materials to the Company’s shareholders.

MEETING DATE AND LOCATION

WHEN:	2:00 p.m. on June 8, 2017	WHERE:	Metropolitan Hotel,
645 Howe Street, Vancouver, BC

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Company for the ensuing year at eight. See the section entitled Election of Directors in the Information Circular.

  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled Election of Directors in the Information Circular.

  APPOINTMENT OF AUDITORS: To appoint the auditor of the Company for the ensuing year. See the section entitled Appointment of Auditor in the Information Circular.

  ADVISORY RESOLUTION – Executive Compensation (Say on Pay): To consider, and if thought fit to approve, an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

  ADVISORY RESOLUTION – Related Service Providers (Say on Services): To consider, and if thought fit to approve, an advisory (non-binding) resolution on the Company’s approach to the payment of fees for services to a related service provider, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEWTHE PROXY MATERIALS, IN
PARTICULAR THE INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at https://www.tasekomines.com/investors.

HOW TO OBTAIN A PAPER COPY OF THE PROXY MATERIALS

Any Shareholder may request a paper copy of the Proxy Material, including, in particular, the Information Circular, be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote prior to 2 p.m. (Pacific Time) on Tuesday, June 6, 2017, a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company or no later than May 23, 2017. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Proxy Material, including, in particular, the Information Circular, after the Meeting date, please contact

Stratification used: NO

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

BOARD RECOMMENDATION

The Board of Directors of Taseko unanimously recommends that shares VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting your Common Shares you may contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com